SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

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CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

OPEN CAPITAL COMPANY

NIRE 53300000859

MINUTES OF THE FIFTY-SEVENTH ORDINARY GENERAL MEETING AND OF THE ONE HUNDRED SIXTY-SEVENTH EXTRAORDINARY GENERAL MEETING HELD ON APRIL 28th, 2017

1.            DATE, TIME AND PLACE: Held on April 28th, 2017, at 2 pm, at the Company's headquarters, located in Setor Comercial Norte, Quadra 06, Conjunto A, Bloco "A", 6º e 8º andares, parte, Ed. Venâncio 3000, Asa Norte, CEP 70716-900– Brasília – DF.

2. CALL NOTICE: The notice of meeting was published, pursuant to article 124 of Law 6.404/1976, of December 15th, 1976, as amended ("Stock Corporations Act"), in the Official Federal Gazette and in o Globo; Correio Braziliense and Valor Econômico newspapers, on 03/29/2017, 03/30/2017 and 03/31/2017, which reads as follows: 'MINISTRY OF MINES AND ENERGY CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS (Open Capital Company) CNPJ no. 00.001.180/0001-26 NOTICE OF MEETING 57th Ordinary General Meeting AND 167th Extraordinary General Meeting We call the Shareholders of Centrais Elétricas Brasileiras S.A. - Eletrobras ("Company") to meet at the headquarters of the Company, in Brasília, Distrito Federal, Setor Comercial Norte, Quadra 06, Conjunto A, Bloco A, 6º e 8º andares, parte, Ed. Venâncio 3000, Asa Norte, CEP 70716-900, on April 28th, 2017, at 2 pm, in Ordinary and Extraordinary General Meeting, to deliberate on the following Agenda: 1- Deliberate on the reform of the articles of incorporation, by means of amendment of art. 17, main section; in order to change the mandate term of the Board of Directors' Members and the number of reelections to the position; amendment of art. 18, main section, in order to change the mandate term of the directors and the number of reelections to the position; inclusion of paragraph 1 to art. 20 and renumbering of the other paragraphs of art. 20, in order for the mandate of Board of Directors' Members and Directors to be unified; inclusion of art. 21, in order to regulate that the management term of Board of Directors' members and Steering Body's Members is extended until the investiture of the new members, pursuant to art. 150, §4 of Law no. 6.404/76; inclusion of §§ 1, 2 and 3 in art. 21, in order to adjust the articles of incorporation to Law no. 13.303/2016 and Decree no. 8.945/2016; amendment of art. 21, 22, 23, 24, 25, due to renumbering; amendment of art. 26, main section and sections XXII and XXIV, due to renumbering of art. 33 and 53, and renumbering of the main section; amendment of art. 27, 28, 29, 30, 31, 32 main section, due to renumbering; amendment of § 1 of art. 32, due to renumbering of art. 25; amendment of art. 33, main section, due to renumbering; amendment of section I of art.

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33, due to renumbering of art. 25; amendment of art. 34, main section, due to renumbering; amendment of section VIII of art. 34, due to renumbering of art. 33; amendment of art. 35, 36, main section, due to renumbering; amendment of §3 of art. 36, in order to change the mandate term of the Audit Committee Members and the number of reelections to the position; inclusion of §§ 4 and 5 to art. 36, in order to adjust the articles of incorporation to Law no. 13.303/2016 and Decree no. 8.945/2016; amendment of § 5 of art. 36 due to renumbering; exclusion of paragraph 5 of art. 36; amendment of art. 37, 38, 39, 40, 41, 42, 43, 44, 45, 46, 47, 48, 49, 50, 51, 52, due to renumbering; amendment of the provisions of art. 52, II, due to renumbering of art. 25; amendment of art. 53, 54, 55, 56 and 57, due to renumbering. 2- Acknowledge the Managers' accounts, examine, discuss and vote the Management Report and the Complete Financial Statements of the Company, related to the fiscal year ended on December 31st, 2016; 3- Deliberate on the proposal made by the Company's management for the allocation of the income related to the fiscal year ended on December 31st, 2016, including the Company's Management's Capital Budget proposal; 4- Elect the members of the Company's Board of Directors and appoint, among the elected members, the Chairman; 5- Elect the members of the Audit Committee and their respective alternates; and 6- Establish the global compensation of the Company's Managers and members of the Audit Committee. Pursuant to paragraph one of article 126 of the Stock Corporations Act and ruling of the I of the Securities and Exchange Commission (SEC) in the CVM RJ-2014/3578 case, on November 4th, 2014, the shareholder may be represented in the general meeting: (i) if an individual, by an attorney in fact constituted not prior to 1 (one) year of the date hereof (who may be a shareholder, Company manager or a lawyer regularly registered on the Brazilian Bar Association), (ii) if a legal entity, by its legal representatives or by attorney in fact appointed pursuant to its acts of incorporation and according to the rules of the Brazilian Civil Code, (iii) if investment fund, by its administrator and/or manager or, yet, by attorney in fact pursuant to its acts of incorporation and according to the rules of the Brazilian Civil Code. Pursuant to the procedures provided for by SEC Instruction no. 481, of December 17, 2009, as amended ("SEC Instruction 481"), in the Company's Reference Form and the instructions included in the Management's Proposal for the General Meeting called herein, the shareholder may exercise the voting right by filling out and submitting the Absentee Ballot ("Ballot") available on the Company's (www.eletrobras.com/elb/ri) and Securities and Exchange Commission - SEC's (www.cvm.gov.br) websites. In order to ensure the admission in the General Meeting, the Shareholder or their legal representative shall submit, pursuant to article 5 of SEC Instruction, the following documents:  Official identification document with picture; Authenticated photocopy of the updated memorandum of association (articles of incorporation or articles of organization),

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in the case of legal entity; Original or authenticated photocopy of power of attorney granted by shareholder; and original copy of the equity position statement provided by the depository institution or custody, identifying the condition of shareholder. Under the terms of the sole paragraph of article 43 of the Company's Articles of Incorporation, the submission of documents supporting the condition of shareholder and their representation up to 72 (seventy-two) hours before the Ordinary General Meeting called herein is held, in the Investor Relations Superintendence - DFR, Market Service Division – DFRM, at Avenida Presidente Vargas, no. 409 - 9º Andar, in the city of Rio de Janeiro, State of Rio de Janeiro, from 8 am to 12 pm and from 2 pm to 5 pm. However, all shareholders in attendance, with the required documentation to participate in the conference, shall be admitted to the Ordinary and Extraordinary General Meeting called herein. As provided by article 141 of the Stock Corporations Act and articles 1 and 3 of SEC Instruction no. 165, of December 11th, 1991, as amended, the Shareholders that represent at least 5% (five percent) of the Company's voting capital may request the adoption of the cumulative vote process to elect members of the Company's Board of Directors, provided that the legal term of 48 (forty-eight) hours in advance regarding the date of the Ordinary General Meeting called herein is complied with. The resolutions shall be made in the Ordinary and Extraordinary General Meeting called herein by majority of the votes, and the vote of each shareholder shall be proportional to their equity interests in the Company's share capital. All documentation relevant to the matter that shall be deliberated in the Ordinary and Extraordinary General Meeting, pursuant to article 133, § 1 of the Stock Corporations Act and article 9 of SEC Instruction 481 is available to shareholders in the Investor Relations Superintendence - DFR, Market Service Division – DFRM, at Av. Presidente Vargas, n° 409 – 9° Andar, in the city of Rio de Janeiro, RJ and on the websites of the Company (www.eletrobras.com/elb/ri) and of the Securities and Exchange Commission - SEC (www.cvm.gov.br) and of BM&FBovespa S.A. – Stock, Commodities and Futures Exchange (www.bmfbovespa.com.br).  Brasília, March 27th, 2017. José Luiz Alqueres Chairman of the Board of Directors".

3. PUBLICATIONS AND RELEASES: The management's proposal and notice of meeting were published, in compliance with section II of Art. 124 and §3 of Art. 135 of the Stock Corporations Act and Art. 8 of SEC Instruction 559, of March 27th, 2015, in the Official Federal Gazette; in O Globo; Valor Econômico; and Correio Braziliense newspapers and on the websites of the Company (www.eletrobras.com/elb/age/) and of the Securities and Exchange Commission - SEC (www.cvm.gov.br), and the notice of meeting was also published on 03/29/2017, 30/03/2017 and 03/31/2017, in the Official Federal Gazette and in O Globo; Valor Econômico; and Correio Braziliense, as described in item 2 above.

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4. ATTENDANCE: The shareholders representing 77.3% (seventy-seven point three percent) of the voting Company were in attendance, taking into account the physically present or represented shareholders, pursuant to the terms of the applicable legislation, as per signature included in page 76 of the Shareholders' Attendance Book no. 04, including the Federal Government representative, Dr. LUIZ FREDERICO DE BESSA FLEURY, accredited by Directive of the National Treasury Attorney's Office no. 292, of March 8th, 2017, published in the DOU of 03/09/2017, and those who submit a valid absentee Ballot. The quorum for the holding meets the minimum quorum, as provided by article 135 of Law 6.404/76, to deliberate on item 1 of the agenda regarding the amendment of the Company's Articles of Incorporation. Also in attendance were the  lawyers of the Legal Advisory Department, Mr. RAFAEL GUSMÃO RODRIGUES DE ANDRADE and Ms. FERNANDA MARIA VIEIRA LIMA SCHUERY SOARES, the Head of the Investor Relations Superintendence, Ms. PAULA PRADO RODRIGUES COUTO; the Head of the Market Relations and Compulsory Loan Division, Mr. FRANCISCO DE ASSIS DUARTE DE LIMA; the Head of the Corporate Governance Department, Mr. RONALDO GARCIA BARBOZA; the Head of Accounting Superintendence, Mr. RODRIGO RUIZ; the representative of the Audit Committee, LUIS FELIPE VITAL NUNES PEREIRA; the employees' representative in the Board of Directors, Mr.  CARLOS EDUARDO RODRIGUES PEREIRA; the representative of KPMG Auditores Independentes independent auditors, Mr. ALEXANDRE DIAS FERNANDES.

5. CHAIR: The Chief Financial Officer and Chief Investor Relations Officer, Mr. ARMANDO CASADO DE ARAUJO, presided over the meeting pursuant to article 42 of the Articles of Incorporation, replacing the CEO of Eletrobras, Mr. WILSON FERREIRA JUNIOR NETO, and Ms. MARIA SILVIA SAMPAIO SANT’ANNA served as secretary. The others mentioned in item 4 above also sat at the table.

6. AGENDA: The Company's shareholders met to examine, discuss and vote, concerning the agenda: 1 - Deliberate on the reform of the articles of incorporation, by means of amendment of art. 17, main section; in order to change the mandate term of the Board of Directors' Members and the number of reelections to the position; amendment of art. 18, main section, in order to change the mandate term of the directors and the number of reelections to the position; inclusion of paragraph 1 to art. 20 and renumbering of the other paragraphs of art. 20, in order for the mandate of Board of Directors' Members and Directors to be unified; inclusion of art. 21, in order to regulate that the management term of Board of Directors' members and Steering Body's Members is extended until the investiture of the new members, pursuant to art. 150, §4 of Law no. 6.404/76; inclusion of §§ 1, 2 and 3 in art. 21, in order to adjust the articles of incorporation to Law no.

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13.303/2016 and Decree no. 8.945/2016; amendment of art. 21, 22, 23, 24, 25, due to renumbering; amendment of art. 26, main section and sections XXII and XXIV, due to renumbering of art. 33 and 53, and renumbering of the main section; amendment of art. 27, 28, 29, 30, 31, 32 main section, due to renumbering; amendment of § 1 of art. 32, due to renumbering of art. 25; amendment of art. 33, main section, due to renumbering; amendment of section I of art. 33, due to renumbering of art. 25; amendment of art. 34, main section, due to renumbering; amendment of section VIII of art. 34, due to renumbering of art. 33; amendment of art. 35, 36, main section, due to renumbering; amendment of §3 of art. 36, in order to change the mandate term of the Audit Committee Members and the number of reelections to the position; inclusion of §§ 4 and 5 to art. 36, in order to adjust the articles of incorporation to Law no. 13.303/2016 and Decree no. 8.945/2016; amendment of § 5 of art. 36 due to renumbering; exclusion of paragraph 5 of art. 36; amendment of art. 37, 38, 39, 40, 41, 42, 43, 44, 45, 46, 47, 48, 49, 50, 51, 52, due to renumbering; amendment of the provisions of art. 52, II, due to renumbering of art. 25; amendment of art. 53, 54, 55, 56 and 57, due to renumbering. 2 - Acknowledge the Managers' accounts, examine, discuss and vote the Management Report and the Complete Financial Statements of the Company, related to the fiscal year ended on December 31st, 2016; 3 - Deliberate on the proposal made by the Company's management for the allocation of the income related to the fiscal year ended on December 31st, 2016, including the Company's Management's Capital Budget proposal; 4 - Elect the members of the Company's Board of Directors and appoint, among the elected members, the Chairman; 5 - Elect the members of the Audit Committee and their respective alternates; and 6- Establish the global compensation of the Company's Managers and members of the Audit Committee.

7. RESOLUTIONS: Upon the holding of the Meeting, and waiver of the reading of documents and proposals object of the agenda, the shareholders in attendance approved the drafting of the minutes as a summary of the happenings, including dissents and protests, containing only the transcriptions of the resolutions made, pursuant to paragraph one of article 130 of Law 6.404/76. That said, after analysis and discussion of the matters included in the agenda, the shareholders resolved as follows:

7.1 - Approve, by a majority of the votes, the amendment to the Articles of Incorporation, as proposed by ELETROBRAS management, with the amendments suggested by the Secretariat of State-Owned Companies - SEST and by the National Treasury Secretariat - STN, specifically in articles 17, 20, 21 and 37, according to report of the PGFN – National Treasury General Attorney's Office, in order to comply with Law

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no. 13.303, of June 30th, 2016, in accordance with the document attached (Annex I) to these minutes.

7.2- Approve, by a majority of the votes, the Managers' accounts, the ELETROBRAS' annual management report and the complete financial statements concerning the fiscal year ended on December 31st, 2016.

7.2.1- The controlling shareholder requested that his approval of the managers' accounts, the ELETROBRAS' annual management report and the complete financial statements concerning the fiscal year of 2016 is mentioned in the minutes, observing, however, occasional effects arising from matters addressed in the Explanatory Notes number 4, item XI, subsection b.1, sub item ii.

7.3- Approve, by a majority of the votes, the management proposal for the allocation of the Income of the fiscal year ended on December 31st, 2016 and for the Capital Budget, as seen below:

Allocation of the Income

Net profit for the year:	3,425,899
Minimum Statutory Remuneration payable (A and B Preferred Shares)	(433,962)
Constitution of legal reserve (5% of the Net Profit)	(171,295)
Constitution of Statutory reserve for investments (50% of the NP)	(1,712,950)
Constitution of Statutory reserve for studies and projects (1% of the NP)	(34,259)
Constitution of Unrealized Profits reserve	(386,375)
Constitution of Profit Retention reserve (art. 196, SCA)	(713,803)
Realization of the revaluation reserve*	10,442
Unclaimed Remuneration to Shareholders – Prescribed*	16,303
Closing balance of retained earnings	-

* For the purposes of composition of the profit to be distributed by the Company, the net profit of the year of 2016, the amounts of R$10,442 thousand related to the realization of the Revaluation Reserve and R$16,303 thousand related to Paid Dividends and Unclaimed Dividends by the Company's shareholders.

Capital Budget	R$
Direct Investment	29,976,851
Financial Investments	437,298,474
Debt Amortization	3,737,693,853
Other Capital Expenditures	2415,719,560
Total	6,620,688,738

7.3.1- Approve, by a majority of the votes, that the payment of dividends is made as interests on equity capital, until December 31st, 2017, pursuant to paragraph three of article 205 of Law 6.404/76. Such amounts shall be updated based on the positive variation of the SELIC rate, pro rata temporis, to the date of the actual payment.

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7.4- Approve, after analysis of the curriculum and other relevant statements, the election of 8 members for the Board of Directors, as follows.

7.4.1- In a separate election, by minority shareholders, pursuant to article 17, III, of the Company's Articles of Incorporation and article 239 of the Stock Corporations Act, the following candidate was elected:

a) Mr. JOSÉ PAIS RANGEL, Brazilian, married, lawyer, domiciled at Avenida Presidente Vargas número 463, 13º andar, Centro, CEP 20071-003, holder of identity card (RG) number 22191, issued by OAB/RJ and registered with Taxpayer Identification Number under number 239.775.667-68, with 89,672,265 votes.

7.4.2- State that minority shareholders, holders of preferred shares representing 5.5% (five point five percent) of the total share capital of the Company were in attendance, and, therefore, the minimum quorum provided for by Article 17, IV of the Company's Articles of Incorporation, for separate election, of 1 (one) member of the Board of Directors by the holders of preferred shares.

7.4.3- By general election, as indicated by the Controlling Shareholder, pursuant to the terms of art. 17, I and II, of Eletrobras' Articles of Incorporation, 7 (seven) members were elected:

a)    Ms. ELENALANDAU, Brazilian, separated, economist, residing and domiciled in Rio de Janeiro, at Rua Almirante Guilhem, 106, apt. 402, Leblon, RJ holder of identity card no. 03494985-9, issued by IFP/RJ, and registered with Taxpayer Identification Number under no. 606.800.327-20, with 832,105,263 votes, as indicated by the Ministry of Mines and Energy;

b)    Mr. VICENTE FALCONI CAMPOS  Brazilian, married, engineer, residing and domiciled in Belo Horizonte, at Rua Fausto Nunes Vieira, 40 – Apt. 1501, Bairro Belvedere, CEP 30320-590, holder of identity card no. MG 1.476.273, issued by SSP/MG and registered with Taxpayer Identification Number under no. 000.232.216-15, with 578,848,275 votes, as indicated by the Ministry of Mines and Energy;

c)    Nr. WILSON FERREIRA JUNIOR, Brazilian, divorced, electrical engineer, residing and domiciled in Campinas, at Av. Engenheiro José Francisco Bento Homem de Melo, 1155 – casa 28, Bairro Fazenda São Quirino, São Paulo, holder of identity

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card no. 10500091, issued by SSP/SP, and registered with CPF under no. 012.217.298-10, with 578,848,275 votes, as indicated by the Ministry of Mines and Energy;

d)    Mr. ESTEVES PEDRO COLNAGO JÚNIOR, Brazilian, married, economist, residing and domiciled in Águas Claras, at Quadra 204, Edifício QuattroMirante, bloco B, apt. 201, Distrito Federal, holder of identity card no. 1418316, issued by SSP/DF, and registered with CPF under no. 611.417.121-72, with 578,848,275 votes, as indicated by the Ministry of Planning, Budget and Management;

e)    Mr. EDVALDO LUIS RISSO, Brazilian, married, economist, domiciled in Brasília, at SQS 202, Bloco B, apt. 406, Asa Sul, DF, holder of identity card no. 8334312, issued by SSP/SP, and registered with CPF under number 005.199.978-16, with 578,848,275 votes, indicated by the Ministry of Mines and Energy;

f)    Mr. JOSÉ GUIMARÃES MONFORTE, Brazilian, married, economist, domiciled in São Paulo, at Rua Leopoldo Couto de Magalhães, 1400, apt. 1202, Itaim Bibi, SP, CEP 04542-001, holder of identity card no. 4127063-0, issued by SSP/SP, and registered with CPF under number 447.507.658-72, with 832,105,263 votes, indicated by the Ministry of Mines and Energy.

g)    Mr. ARIOSTO ANTUNES CULAU , Brazilian, in common-law marriage, economist, domiciled in Brasília, at Quadra CLSW 101, Bloco B, apt. 128, Sudoeste, DF, CEP 70670-502, holder of identity card no. 1038959106 issued by SJTC/RS, and registered with CPF under number 579.835.000-25, with 578,848,275 votes, indicated by the Ministry of Mines and Energy.

7.4.4– Approve, by a majority of the votes, that the mandate of the members elected for the Board of Directors, in this Ordinary General Meeting, shall begin on the date hereof and shall end on the date of the Ordinary General Meeting to be held in 2019.

7.4.5- State that, since the Federal Government representatives, appointed to the Board of Directors, may be holding public office in the Federal Public Administration on the moment of their election, the Federal Government representative hereby justified, pursuant to paragraph 1 of Article 3 of SEC Instruction no. 367, of May 29, 2002, due to the public interest.

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7.4.6- State that the investiture of the Board of Directors' members hereby elected is conditional upon the prior signature of the Statement of Consent of the Board of Directors' members mentioned in the Level 1 Regulation of BM&FBovespa, as well as upon the signature of the statements provided for in item 7.6.

7.4.7- State that the Head of the Corporate Governance Department, Mr. RONALDO GARCIA BARBOZA reported that, in a preliminary analysis, he noted that Mr. JOSE PAIS RANGEL, elected as a member of the Board of Directors, could be occupying positions in competing companies, and, therefore, the waiver of the requirements provided for in Article 147, paragraph three of the Stock Corporations Act and Article 23 of the Company's Articles of Incorporation, was requested and approved, unanimously, with the abstention of the Federal Government, BNDES/BNDESPAR and AEEL shareholders.

7.4.8- State that, pursuant to Section V, article 17 of the Company's Articles of Incorporation, the nomination of one of the members of the Board of Directors is prerogative of the Company's employees, chosen by direct vote of their peers, among the active employees and in election organized by the company and trade unions that represent the employees. Whereas the election process in question has not been completed by the employees yet, for the new term, the mandate of Mr. CARLOS EDUARDO RODRIGUES PEREIRA, Brazilian, single, civil engineer, residing and domiciled in Rio de Janeiro, at Rua São Clemente, 149, apt.  501, Bloco 1, Botafogo, CEP 22260-001, holder of identity card no. 012.710.760-5, issued by DIC/RJ and registered with CPF under no. 088.768.387-83, is extended until the investiture of a new manager, who will be elected by the Company's employees, pursuant to article 150, paragraph four of Law 6.404/1976.

7.4.8.1- The controlling shareholder requested that Eletrobras' legal understanding regarding the non-application of the provisions of Decree no. 8.945/2016 it stated in the minutes, since it addresses extension of the management term of the member elected by the employees before the enactment of Law no. 13.303/2016.

7.4.9- State that it was approved, the controlling shareholder, that the Chairmanship of the Board of Directors will be exercised by Ms. ELENA LANDAU.

7.5- Approve, after analysis of the curriculum and other relevant statements, the election of 5 (five) members for the Audit Committee, as follows.

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7.5.1- As indicated by the controlling shareholder, the Federal Government, the following members and respective alternates were elected:

a) AGNES MARIA DE ARAGÃO DA COSTA, Brazilian, married, economist, domiciled in Brasília, at Esplanada dos Ministérios, Bloco U, Distrito Federal, holder of identity card no. 11869726-7, issued by IFP/RJ and registered with CPF under number 080.909.187-94, and as the respective alternate ANDRÉ KRAUSS QUEIROZ, Brazilian, single, electrical engineer, domiciled in Brasília, at Esplanada dos Ministérios, Bloco U, Distrito Federal, holder of identity card (RG) no. 33833995-4, issued by SSP/SP and registered with CPF under number 312.274.868-12, with 559,059,263, as indicated by the Ministry of Mines and Energy.

b) JOSÉ WANDERLEY UCHÔA BARRETO, Brazilian, married, economist, domiciled in Cruzeiro Velho, at SRES, Qd. 10, Bloco Z, casa 34, Distrito Federal, holder of identity card no. 3684287, issued by SSP/DF and registered with CPF under number 089.924.443-20, as the respective alternate DARIO SPEGIORIN SILVEIRA, Brazilian, married, lawyer, domiciled in Brasília, at SQS 404, Bloco T, apt. 406, Asa Sul, DF, holder of identity card no. 1.425.037, issued by SSP/DF, and registered with CPF under number 807.768.171-91, with 559,059,263 votes, indicated by the Ministry of Mines and Energy.

c) LUIS FELIPE VITAL NUNES PEREIRA, Brazilian, married, economist, domiciled in Brasília, at SQN 109, Bloco H, apt. 505, Asa Norte, holder of identity card no. 11.621.975, issued by SSP/MG, and registered with CPF under number 302.708.818-16, and as the respective alternate MÁRCIO LEÃO COELHO, Brazilian, married lawyer and statistician, domiciled in Brasília, at the National Treasury Secretariat, Esplanada dos Ministérios, Bloco P, 2º, sala 229, Distrito Federal, holder of identity card no. 797.944, issued by SSP/DF, and registered with CPF under number 398.773.881-20, with 559,059,519 votes, as representative of the Department of Treasury.

7.5.1.1- The BNDES/BNDESPAR shareholder requested that its abstention in the election of the audit committee's members is stated.

7.5.2- By separate election, by the minority shareholders, holders of preferred shares:

a) PATRICIA VALENTE STIERLI, Brazilian, divorced, business administrator, domiciled in São Paulo, at Rua Itacema, 246, apt. 32, SP, holder of identity card no. 4.589.089, issued by SSP/SP, and registered with CPF under number 010.551.368-78, with 20,434,000 votes. No alternate member was elected.

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7.5.3- By separate election, by the minority shareholders, holders of common shares:

a) RONALDO DIAS, Brazilian, married, accountant, domiciled in Rio de Janeiro, at Rua Maxwell, 452, apt. 704, Vila Isabel, RJ, holder of identity card no.201.087-0, issued by Detran/RJ, and registered with CPF under number 221.285.307-68, with 90,734,627 votes. No alternate member was elected.

7.5.6- State that the Head of the Corporate Governance Department, Mr. RONALDO GARCIA BARBOZA reported that, in a preliminary analysis, he noted that Mr. RONALDO DIAS, elected as a member of the Audit Committee, could be occupying positions in competing companies, and, therefore, the waiver of the requirements provided for in Article 147, paragraph three of the Stock Corporations Act and Article 23 of the Company's Articles of Incorporation, was requested and approved, unanimously, with the abstention of the Federal Government, BNDES/BNDESPAR and AEEL shareholders.

7.5.7 – Approve that the mandate of the members elected for the Audit Committee, in this Ordinary General Meeting, shall begin on the date hereof and shall end on the date of the Ordinary General Meeting to be held in 2019.

7.6- State that, as reported by the Head of the Corporate Governance Department, Mr. RONALDO GARCIA BARBOZA, the elected candidates had their names approved in advance by the Internal Transitory Eligibility Committee (“CITE”), regarding the requirements provided for in article 17 of Federal Law no. 13.303/2016 ("State-Owned Companies Act") and Decree no. 8.945/2016. State that the shareholders who elected representatives declare that such representatives meet all the requirements of the Stock Corporations Act, the Company's Articles of Incorporation and Law 13.303/2016, and that they can sign, without any exceptions, the corresponding statement, pursuant to Article 147, paragraph four of the Stock Corporations Act and Article 2 of SEC Instruction 367/2002, taking responsibility, under the law, for such statement.

7.6.1- State that the board of the Meeting vetoed the appointment of Mr. Manuel Jeremias Leite Caldas to the position of member of the Company's Audit Committee, in view of the information, provided by the head of the Corporate Governance Department, Mr. RONALDO GARCIA BARBOZA, of legal impediment of Mr. Manuel Jeremias Leite Caldas to run for the position of member of the Company's Audit Committee, for having provided services to Eletrobras, between November 2015 and December 2016, as provided for in art. 41, section IV of Decree no. 8.945/2016.

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7.7- Approve, by a majority of the votes, the establishment of the remuneration of the members of the Board of Directors, Audit Committee and Executive Board, as per table provided by the Secretariat of State-Owned Companies - SEST, containing the following comments:

a)        establish in up to R$ 11,477,371.40 (eleven million, four hundred and seventy-seven thousand and three hundred and one Reais and forty cents), the global remuneration to be paid to the managers, in the period between April 1st, 2017 and March 31st, 2018;

b)        recommend the compliance with the individual limits established by the Secretariat of State-Owned Companies - SEST, stressing its competence to establish such limits for the period of twelve months, per category and per position, with statement according to the attached table (Annex II), abiding by the global limit established in subsection "a";

c)         delegate to the Board of Directors the competence to authorize the monthly effective payment of the remuneration, in compliance with the global and individual limits provided for in subsections "a" and "b", respectively;

d)        forbid the payment of Christmas bonus, except in case of final and absolute favorable opinion from the Federal Accounts Court in Case no. 03000.003329/2016-96;

e)        forbid the use of Decree-Law no. 2.355, of 1987, according to Opinion no. 00404/2017GCG/CGJOE/CONJUR-MP/CGU/AGU, of 03/31/2017;

f)         establish the monthly fees of the members of the Board of Directors and Audit Committee in one tenth of the average monthly remuneration of the members of the Executive Board, excluding the amounts related to additional vacation pay and benefits;

g)        expressly forbid the distribution, to the managers, of any benefits that are eventually paid to the company's employees, due to the formalization of the Collective Bargaining Labor Agreement - ACT on the date base thereof;

h)        forbid the payment of any remuneration item not deliberated in this meeting for managers, including benefits of any nature and representation budgets, pursuant to Law no. 6.404/76, art. 152;

i)          restrict the payment of the Annual Variable Pay - RVA of the directors to the strict compliance with the terms and conditions of the Corporate Goals Program

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previously approved by the Secretariat of State-Owned Companies - SEST for Eletrobras; and

j)         restrict the payment of the "waiting period" to the approval of the Commission of Public Ethics of the Presidency of the Republic - CEP/PR, under the terms of the current legislation.

7.7.1– State that the Federal Government's representative recommended to ELETROBRAS' Management that the excess remuneration made to Directors and Members of the Management in the period of 2016/2017 should be settled, and that the Board of Directors monitors such settlement, as directed by the Secretariat of State-Owned Companies - SEST.

7.8- State that the Chairman of the Meeting asked, in each item of the agenda, if any shareholder in attendance would like to change a potential vote cast through Absentee Ballot.

7.9- State that the protests made by Eletrobras Employees Association – AEEL are attached to these minutes (Annex III).

8. CLOSING STATEMENT: There being no further business, the Chairman declared the Meeting adjourned for the time necessary to draft these minutes, as a summary of the happenings. Upon the reopening of the meeting, the minutes were read and, after approved, were signed by those in attendance.

Brasília, April 28th, 2017.

ARMANDO CASADO DE ARAUJO

LUIZ FREDERICO DE BESSA FLEURY
Chairman	Federal Government Representative

ALFREDO DE CARVALHO FILHO Representing BNDES/BNDESPAR
FABIOLA ANTEZANA Representing the Eletrobras Employees Association - AEEL

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DIEGO BACELAR LIPARIZI Representing: - KAROLINE GUEREKMEZIAN VELLOSO - KATHLEEN NIETO GUEREKMEZIAN - - REGINA NIETO MOTTA GUEREKMEZIAN - HAGOP GUEREKMEZIAN

FELIPE MARIN VIEIRA

Representing:

3G RADAR LONG-BIASED MASTER FIA - RENATO CIFALI - EDUARDO DUVIVIER NETO - ARGOS FIM CREDITO PRIVADO IE - KRYPTON FUNDO DE INVESTIMENTO CP IE - APOLO FIM CREDITO PRIVADO IE - AQUARIUS FIM CREDITO PRIVADO IE - HELONA INVESTMENTS LLC - MALIKO INVESTMENTS LLC - NORMANDIE MASTER FUNDO DE INVESTIMENTO EM ACOES - ATMOS INSTITUCIONAL MASTER FIA - ATMOS MASTER FUNDO DE INVESTIMENTO DE ACOES - ATMOS TERRA FUNDO DE INVESTIMENTO EM ACOES - OPPORTUNITY SPECIAL FIA - OPPORTUNITY THESIS MASTER FIM - OPPORTUNITY SELECTION INSTITUCIONAL MASTER FIA - OPPORTUNITY SELECTION MASTER FUNDO DE INVESTIMENTO EM ACOES - OPPORTUNITY LONG BIASED MASTER FIM - OPPORTUNITY LOGICA MASTER FIA - OPPORTUNITY EQUITY HEDGE MASTER FIM - OPP I FIA INVESTIMENTO NO EXTERIOR - LUXOR FUNDO DE INVESTIMENTO MULTIMERCADO - SNAPPER EQUITY LLC - GROUPER EQUITY  LLC - SQUADRA HORIZONTE FUNDO DE INVESTIMENTO EM ACOES - SQUADRA INSTITUCIONAL FIA - SQUADRA MASTER LONG BIASED FIA - SQUADRA MASTER LONG ONLY FIA - FPRV SQA SANHACO FIA PREVIDENCIARIO - STK LONG BIASED MASTER FUNDO DE INVESTIMENTO EM ACOES - STK LONG ONLY INSTITUCIONAL FIA - LONG TERM MASTER FIA - FPRV ARX MELRO FIA PREVIDENCIARIO - FUNDO DE INVESTIMENTO DE ACOES MIRANTE ACOES VALOR - CLUBE DE INVESTIMENTO DOS EMPREGADOS DA VALE INVESTVALE - ARX MULTIMANAGER BBDC FUNDO DE INVESTIMENTO MULTIMERCADO - ARX LONG SHORT MASTER FUNDO DE INVESTIMENTO MULTIMERCADO - ARX LONG SHORT MASTER II FIM - ARX FUNDO DE INVESTIMENTO EM ACOES - ARX EXTRA MASTER FIM - BIARRITZ LLC - UV ARAUCARIA FIA - UV BAOBA FIM INVESTIMENTO NO EXTERIOR - CP - UV CAMBUI FIM IE CP - UV CEREJEIRA FUNDO DE INVESTIMENTO DE ACOES - UV IPE FIM INVESTIMENTO NO EXTERIOR - CP - UV PLATANO FIM CREDITO PRIVADO IE - UV SEQUOIA FIM INVESTIMENTO NO EXTERIOR CREDITO PRIVADO

DANIEL ALVES FERREIRA
Representing:

AB FCP II - EMERGING MARKETS VALUE PORTFOLIO - ADVANCED SERIES TRUST - AST AQR EMERGING MARKETS EQUITY PORT - ADVANCED SERIES TRUST - AST GOLDMAN SACHS MULTI-ASSET PORTFO - ALASKA PERMANENT FUND - AMERICAN CENTURY QUANTITATIVE EQUITY F,INC. - EMERGING M V F - ARIZONA PSPRS TRUST - ARROWSTREET US GROUP TRUST - AXA ROSENBERG EQUITY ALPHA TRUST - BELL ATLANTIC MASTER TRUST - BERNSTEIN FUND, INC. - INTERNATIONAL STRATEGIC EQUITIES PORT - BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND - BLACKROCK INSTITUTIONAL TRUST COMPANY NA - BRITISH AIRWAYS PEN TRUSTEES LTD-MAIN A/C - BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C) - CAISSE DE DEPOT ET PLACEMENT DU QUEBEC - CALIFORNIA PUBLIC EMPLOYEES  RETIREMENT SYSTEM - CANADIAN CHRISTIAN SCHOOL PENSION TRUST FUND - CATERPILLAR INVESTMENT TRUST - CC&L MULTI-STRATEGY FUND - CF DV EMERGING MARKETS STOCK INDEX FUND - CITY OF NEW YORK GROUP TRUST - COLLEGE RETIREMENT EQUITIES FUND - COMMONWEALTH SUPERANNUATION CORPORATION - DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF - DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA E M E F - EMERGING MARKETS EQUITY INDEX MASTER FUND - EMERGING MARKETS EQUITY INDEX PLUS FUND - EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FD B - EMERGING MARKETS INDEX NON-LENDABLE FUND - EMERGING MARKETS INDEX NON-LENDABLE FUND B - EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND - FIAM GLOBAL EX U.S. INDEX FUND, LP - FIDELITY SALEM STREET T: FIDELITY E M

039

INDEX FUND - FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND - FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND - FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD - FIDELITY SALEM STREET T: FIDELITY TOTAL  INTE INDEX FUND - FORD MOTOR CO DEFINED BENEF MASTER TRUST - FUTURE FUND BOARD OF GUARDIANS - GARD COMMON CONTRACTUAL FUND - GLOBAL TRUST COMPANY FBO AQR COLLECTIVE I TRUST - AQR E E F - GMAM INVESTMENT FUNDS TRUST - GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA   E M E ETF - GOVERNMENT EMPLOYEES SUPERANNUATION BOARD - GOVERNMENT OF SINGAPORE - INTECH EMERGING MARKETS MANAGED VOLATILITY FUND - IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR - INTERNATIONAL LP I - INTERVENTURE EQUITY INVESTMENTS LIMITED - ISHARES III PUBLIC LIMITED COMPANY - ISHARES MSCI BRAZIL CAPPED ETF - ISHARES MSCI BRIC ETF - ISHARES MSCI EMERGING MARKETS ETF - ITAU FUNDS - LATIN AMERICA EQUITY FUND - JAPAN TRUSTEE SERVICES BANK, LTD. AS TRUSTEE FOR SMTB GMAS E - JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA MOTHER FD - JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA BRAZIL INFRA - JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA BRAZIL STOCK - JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F - JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY M F - JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND - KAISER PERMANENTE GROUP TRUST - KNIGHTS OF COLUMBUS INTERNATIONAL EQUITY FUND - KOPERNIK GLOBAL ALL CAP FUND - KOPERNIK GLOBAL ALL-CAP MASTER FUND, LP - KOPERNIK INTERNATIONAL FUND - LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND - LEGAL & GENERAL GLOBAL EQUITY INDEX FUND - LEGAL & GENERAL INTERNATIONAL INDEX TRUST - LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED - LEGATO CAPITAL MANAGEMENT INVESTMENTS, LLC - LEGG MASON GLOBAL FUNDS PLC - LELAND STANFORD JUNIOR UNIVERSITY - MANAGED PENSION FUNDS LIMITED - MERCER EMERGING MARKETS EQUITY FUND - MERCER QIF FUND PLC - METZLER STRATEGIC INVESTMENTS PLC/GLOBAL OPPORTUNITIES FUND - MGI FUNDS PLC - NATIONAL COUNCIL FOR SOCIAL SECURITY FUND - NEW YORK STATE TEACHERS RETIREMENT SYSTEM - NEW ZEALAND SUPERANNUATION FUND - NORGES BANK - NORTHERN EMERGING MARKETS EQUITY INDEX FUND - NORTHERN TRUST INVESTIMENT FUNDS PLC - NORTHERN TRUST UCITS FGR FUND - NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND - NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING - NTGI-QM COMMON DAILY EMERGING MARKETS EIF - LENDING - NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L - NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST - OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM - POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO - POWERSHARES S&P EMERGING MARKETS HIGH BETA PORTFOLIO - PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO - PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI - PUBLIC SECTOR PENSION INVESTMENT BOARD - RAILWAYS PENSION TRUSTEE COMPANY LIMITED - RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND - SCHWAB EMERGING MARKETS EQUITY ETF - SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF - SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND - SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL - SCRI ROBECO INSTITUTIONEEL EMERGING MARKETS QUANT FONDS - SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF - SPDR S&P EMERGING LATIN AMERICA ETF - SPDR S&P EMERGING MARKETS FUND - SSGA SPDR ETFS EUROPE I PLC - SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY - STATE OF MINNESOTA STATE EMPLOYEES RET PLAN - STATE OF NEW JERSEY COMMON PENSION FUND D - STATE ST B AND T C INV F F T E RETIR PLANS - STATE STREET EMERGING MARKETS EQUITY INDEX FUND - STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND - STATE STREET GLOBAL EQUITY EX-US INDEX PORTFOLIO - STATE STREET IRELAND UNIT TRUST - SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND - ST STR  RUSSELL FUND GL EX-U.S. INDEX NON-LEND COMMON  TR FD - SUNSUPER SUPERANNUATION FUND - TEACHER RETIREMENT SYSTEM OF TEXAS - TEACHERS RETIREMENT ALLOWANCES - TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS - THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA - THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA - THE BOEING COMPANY EMPLOYEE SAVINGS PLANS MASTER TRUST - THE CALIFORNIA STATE TEACHERS RETIREMENT SYS. - THE MASTER T B J, LTD AS T OF DAIWA BRAZIL STOCK OPEN-RIO WI - THE MONETARY AUTHORITY OF SINGAPORE - THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN - THE PENSION RESERVES INVESTMENT MANAG.BOARD - THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO - THE TIFF KEYSTONE FUND, L.P. - TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F - TIFF MULTI-ASSET FUND - TRILOGY INVESTMENT FUNDS PLC - TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F - UAW RETIREE MEDICAL BENEFITS TRUST - UPS GROUP TRUST - UTAH STATE RETIREMENT SYSTEMS - VANGUARD EMERGING MARKETS STOCK INDEX FUND - VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER E I FDS - VANGUARD FUNDS PUBLIC LIMITED COMPANY - VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX FUND - VANGUARD INVESTMENT SERIES PLC - VANGUARD TOTAL WSI FD, A SOV INTERNATIONAL EQUITY INDEX FDS - VKF INVESTMENTS LTD - VOYA EMERGING MARKETS INDEX PORTFOLIO - WASHINGTON STATE INVESTMENT BOARD - WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR - WSIB INVESTMENTS PUBLIC EQUITIES POOLED FUND TRUST - XEROX CORPORATION RETIREMENT & SAVINGS PLAN - 1199 HEALTH CARE EMPLOYEES PENSION FUND - AB SICAV I - EMERGING MARKETS MULTI-ASSET PORTFOLIO - ACADIAN COLLECTIVE INVESTMENT TRUST - ACADIAN EMEMRGING MARKETS EQUITY FUND - ACADIAN EMERGING MARKETS EQUITY II FUND, LLC - ADVANCED SERIES TRUST - AST PARAMETRIC EME PORTFOLIO - ADVISORS INNER CIRCLE FUND-ACADIAN E.M.PORTF - AT&T UNION WELFARE BENEFIT TRUST - BELLSOUTH CORPORATION RFA VEBA TRUST - CATERPILLAR INC MASTER RETIREMENT T - CENTURYLINK, INC. DEFINED BENEFIT MASTER TRUST - CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND - CITY OF FRESNO RETIREMENT SYSTEM - COX ENTERPRISES INC MASTER TRUST - DGIA EMERGING MARKETS EQUITY FUND L.P. - EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD - EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR - FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC A E M FUND - FIRST TRUST BRAZIL ALPHADEX FUND - FIRST TRUST EMERGING MARKETS ALPHADEX FUND - FIRST TRUST EMERGING MARKETS ALPHADEX UCITS ETF - FIRST TRUST LATIN AMERICA ALPHADEX FUND - GE INVESTMENTS FUNDS, INC. - GIVI GLOBAL EQUITY FUND - GLOBAL X BRAZIL MID CAP ETF - GOLDMAN S S

040

INVESTMENT TRUST (CAYMAN ISLANDS) - M-A E V FUND - GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER G E FUND - IBM 401 (K) PLUS PLAN - IBM DIVERSIFIED GLOBAL EQUITY FUND - KOPERNIK GLOBAL REAL ASSET FUND, LP - LACM EMERGING MARKETS FUND L.P. - LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST - LOS ANGELES CAPITAL GLOBAL FUNDS PLC - MAJOR LEAGUE BASEBALL PLAYERS PENSION PLAN - OHIO POLICE AND FIRE PENSION FUND - PARAMETRIC EMERGING MARKETS FUND - PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND - PIMCO EQUITY SERIES PIMCO RAE FUNDAMENTAL EMERGING MARKETS F - PIMCO FUNDS GLOBAL INVESTORS SERIES PLC - SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G - SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST - STATE OF WISCONSIN INVT. BOARD MASTER TRUST - STATE STREET GLOBAL ADVISORS LUX SICAV - S S E L A EQUITY F - ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD - TEXAS MUNICIPAL RETIREMENT SYSTEM - THE HONEYWELL INTL INC MASTER RETIREMENT TRUST - TRUST & CUSTODY SERVICES BANK, LTD. RE: DIAM BRICS EQUITY MF - TRUST & CUSTODY SERVICES BANK, LTD.RE: BRAZIL INFRASTRUCTURE - UNITED TECHNOLOGIES CORP. MASTER RET. TRUST - VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F - VIRGINIA RETIREMENT SYSTEM - BANCO BNP PARIBAS BRASIL S.A. - E-L FINANCIAL CORPORATION LIMITED - HSBC CTVM S.A. ORGANIZACAO BRADESCO - BEST INVESTMENT CORPORATION - ITAU UNIBANCO S.A. - KOPERNIK GLOBAL ALL-CAP EQUITY FUND (A SUB-FUND HEREBY REPRE - PINEHURST PARTNERS, L.P. - J.P. MORGAN S.A. - DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS - AQR EMERGING EQUITIES FUND LP - AQR EMERGING EQUITIES INTEGRATED ALPHA FUND, L.P. - AQR FUNDS - AQR EMERGING MOMENTUM STYLE FUND - AQR FUNDS - AQR EMERGING MULTI-STYLE FUND - AQR FUNDS - AQR EMERGING RELAXED CONSTRAINT EQUITY FUND - BUREAU OF LABOR FUNDS - LABOR PENSION FUND - CAPITAL INTERNATIONAL FUND - GOLDMAN SACHS TRUST - GOLDMAN SACHS EMERGING MARKETS E I F - JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND - MISSOURI EDUCATION PENSION TRUST - NEW WORLD FUND, INC. - PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO - STICHING PENSIOENFONDS VOOR HUISARTSEN - THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST - THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828 - THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829 - THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045833 - THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792 - THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794 - THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000 - THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MUTB400045796 - VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE  VAN S F - VANTAGETRUST III MASTER COLLECTIVE INVESTMENT FUNDS TRUST - STARTOURS FUNDO DE INVESTIMENTO EM ACOES IE - FUNDO DE INVESTIMENTO DE ACOES DINAMICA ENERGIA - BANCLASS FUNDO DE INVESTIMENTO EM ACOES - FI FATOR JABURA ACOES - VINCI GAS BLUE MARLIN FUNDO DE INVESTIMENTO EM ACOES - VINCI GAS DIVIDENDOS FUNDO DE INVESTIMENTO EM ACOES - VINCI GAS FUNDO DE INVESTIMENTO EM ACOES - VINCI GAS LONG-ONLY MASTER FUNDO DE INVESTIMENTO EM ACOES - VINCI GAS LOTUS INSTITUCIONAL FUNDO DE INVESTIMENTO EM ACOES - VINCI GAS SELECAO DIVIDENDOS FUNDO DE INVESTIMENTO EM ACOES - VINCI KAYAPO FUNDO DE INVESTIMENTO EM ACOES - MISTYQUE TEENS FUNDO DE INVESTIMENTO EM ACOES - CAIXA VINCI VALOR DIVIDENDOS FUNDO DE INVESTIMENTO EM ACOES - FIA SABESPREV VINCI GAS DIVIDENDOS BDR NIVEL I - GERACAO L.PAR FUNDO DE INVESTIMENTO EM ACOES - NELSON BIZZACCHI SPINELLI - CLUBE DE INVESTIMENTO EXPLORER I

MARIA SILVIA SAMPAIO SANT’ANNA

Secretary

Tabela VI: Alteração Estatutária

ESTATUTO VIGENTE DA ELETROBRAS	PROPOSTA DE ALTERAÇÃO DO ESTATUTO DA CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	JUSTIFICATIVAS DA ELETROBRAS	PROPOSTA SEST
CAPÍTULO IV **Da Administração**	**CAPÍTULO IV** **Da Administração**	Ok	Sem alterações
Art. 17. O Conselho de Administração será integrado por dez membros, com reputação ilibada e idoneidade moral, eleitos pela Assembleia Geral que designará dentre eles o Presidente, com mandato unificado de (01) um ano, admitida a reeleição, assim constituído:	Art. 17. O Conselho de Administração será integrado por 10 (dez) membros, com reputação ilibada e idoneidade moral, eleitos pela Assembleia Geral que designará dentre eles o Presidente, com mandato unificado **de 02 (dois) anos, sendo permitidas, no máximo, 03 (três) reconduções consecutivas, exceto o representante dos empregados, ao qual será permitida somente uma reeleição, nos termos da legislação vigente,** assim constituído:	Ajuste redacional segundo diretrizes da Eletrobras para atendimento ao art. 13, inciso VI da Lei nº 13.303, art. 24, inciso VI do Decreto nº 8.945, art. 6º da Portaria nº 026/2011 do MP e Ofício nº 358/2017/PGFN/CAS. **Efeito Jurídico - adequação para compatibilização com a legislação vigente.** **Efeito Econômico - Não há qualquer efeito econômico a ser avaliado.**	Art. 17. O Conselho de Administração será integrado por 10 (dez) membros, com reputação ilibada e idoneidade moral, eleitos pela Assembleia Geral que designará dentre eles o Presidente, **com prazo de gestão unificado** de 02 (dois) anos, sendo permitidas, no máximo, 03 (três) reconduções, ~~exceto o representante dos empregados, ao qual será permitida somente uma reeleição, nos termos da legislação vigente,~~ consecutivas, assim constituído:
Art. 18. A Diretoria Executiva compor-se-á do Presidente e dos diretores.	Art. 18. A Diretoria Executiva compor-se-á do Presidente e dos diretores, **com prazo de gestão unificado de 02 (dois) anos, sendo permitidas, no máximo, 03 (três) reconduções consecutivas.**	Ajuste redacional segundo as diretrizes da Eletrobras para atendimento ao art. 13, inciso VI da Lei nº 13.303, art. 24, inciso VII do Decreto nº 8.945 e Ofício nº 358/2017/PGFN/CAS. **Efeito Jurídico - adequação para compatibilização com a legislação vigente.** **Efeito Econômico - Não há qualquer efeito econômico a ser avaliado.**	De acordo com a proposta da empresa

Art. 20. Os conselheiros e diretores serão investidos nos seus cargos, mediante assinatura de termo de posse, subscrito pelo Presidente e pelo conselheiro ou diretor empossado, no livro de atas do Conselho de Administração ou no da Diretoria Executiva, conforme o caso.	Art. 20. Os conselheiros e diretores serão investidos nos seus cargos, mediante assinatura de termo de posse, subscrito pelo Presidente e pelo conselheiro ou diretor empossado, no livro de atas do Conselho de Administração ou no da Diretoria Executiva, conforme o caso.		De acordo com a proposta da empresa
Sem correlação	**§ 1º O mandato dos Conselheiros de Administração e dos Diretores será unificado.**	Inclusão de dispositivo segundo diretrizes da Eletrobras para atendimento ao art. 13, inciso VI da Lei 13.303 e art. 24, incisos VI e VII do Decreto nº 8.945. **Efeito Jurídico - adequação para compatibilização com a legislação vigente.** **Efeito Econômico - Não há qualquer efeito econômico a ser avaliado.**	Excluir o § 1º ~~**§ 1º O mandato dos Conselheiros de Administração e dos Diretores será unificado.**~~ Não é necessário este parágrafo porque a previsão de prazo de gestão já se encontra nos artigos 17 e 18.
Sem correlação	**Art. 21. O prazo de gestão dos membros do Conselho de Administração e da Diretoria Executiva se prorrogará até a efetiva investidura dos novos membros.**	Inclusão de dispositivo conforme SEST e Ofício nº 358/2017/PGFN/CAS. **Efeito Jurídico - adequação para compatibilização com a legislação vigente (art. 150, § 4º da Lei nº 6.404/76).** **Efeito Econômico - Não há qualquer efeito econômico a ser avaliado.**	De acordo com a proposta da empresa

Sem correlação	**§ 1º Nos prazos previstos no caput dos artigos 17 e 18 serão considerados os períodos anteriores de gestão ocorridos há menos de 02 (dois) anos e a transferência de Diretor para outra Diretoria da Eletrobras.**	Inclusão de dispositivo segundo as diretrizes da Eletrobras para atendimento ao art. 24, §2º do Decreto nº 8.945 e Ofício nº 358/2017/PGFN/CAS. **Efeito Jurídico - adequação para compatibilização com a legislação vigente.** **Efeito Econômico - Não há qualquer efeito econômico a ser avaliado.**	§ 1º Nos prazos previstos no caput dos artigos 17 e 18 serão considerados os períodos anteriores de gestão ocorridos há menos de 02 (dois) anos ~~e a transferência de Diretor para outra Diretoria. da Eletrobras.~~ no caso da Eletrobras o diretor pode ser transferido de uma diretoria para outra sem que isso conte como recondução. Veja a proposta da empresa para o § 3º deste artigo
Sem correlação	**§ 2º Atingidos os prazos máximos de gestão previstos no caput dos artigos 17 e 18, o retorno do membro do Conselho de Administração ou da Diretoria Executiva para uma mesma empresa só poderá ocorrer após decorrido período equivalente a um prazo de gestão.**	Inclusão de dispositivo segundo diretrizes da Eletrobras para atendimento ao art. 24, §4º do Decreto 8.945 e Ofício nº 358/2017/PGFN/CAS. **Efeito Jurídico - adequação para compatibilização com a legislação vigente.** **Efeito Econômico - Não há qualquer efeito econômico a ser avaliado.**	§ 2º Atingidos os prazos máximos de gestão previstos no caput dos artigos 17 e 18, o retorno do membro do Conselho de Administração ou da Diretoria Executiva ~~para uma mesma empresa~~ só poderá ocorrer após decorrido período equivalente a um prazo de gestão.
Sem correlação	**§3º Para fins do disposto no caput do artigo 18, no caso de empresa estatal de capital aberto, não se considera recondução a eleição de diretor para atuar em outra diretoria da mesma empresa.**	Inclusão de dispositivo segundo diretrizes da Eletrobras para atendimento ao art. 24, §3º do Decreto 8.945 e Ofício nº 358/2017/PGFN/CAS. **Efeito Jurídico - adequação para compatibilização com a legislação vigente.** **Efeito Econômico - Não há qualquer efeito econômico a ser avaliado.**	§3º Para fins do disposto no caput do artigo 18, ~~no caso de empresa estatal de capital aberto,~~ não se considera recondução a eleição de diretor para atuar em outra diretoriada mesma empresa.
CAPÍTULO VIII Do Conselho Fiscal	**CAPÍTULO VIII Do Conselho Fiscal**	OK	-

Art. 36. O Conselho Fiscal, de caráter permanente, compõe-se de cinco membros e respectivos suplentes, eleitos pela Assembleia Geral Ordinária, todos brasileiros e domiciliados no país, observados os requisitos e impedimentos fixados pela Lei nº 6.404, de 1976, acionistas ou não, dos quais um será eleito pelos detentores de ações ordinárias minoritárias, e outro pelos detentores das ações preferenciais, em votação em separado.	**Art. 37.** O Conselho Fiscal, de caráter permanente, compõe-se de **05 (cinco)** membros e respectivos suplentes, eleitos pela Assembleia Geral Ordinária, todos brasileiros e domiciliados no país, observados os requisitos e impedimentos fixados pela Lei nº 6.404, de 1976, acionistas ou não, dos quais um será eleito pelos detentores de ações ordinárias minoritárias, e outro pelos detentores das ações preferenciais, em votação em separado.	Renumeração **Efeito Jurídico – alteração sem cunho jurídico.** **Efeito Econômico - Não há qualquer efeito econômico a ser avaliado.**	De acordo com a proposta da empresa
§ 3º O mandato dos membros do Conselho Fiscal é de um ano, permitida a reeleição.	§ 3º O mandato dos membros do Conselho Fiscal **será de 02 (dois) anos, permitidas, no máximo, 02 (duas) reconduções consecutivas.**	Ajuste redacional segundo diretrizes da Eletrobras para atendimento ao art. 13, inciso VIII da Lei nº 13.303, art. 24, inciso IX do Decreto nº 8.945 e Ofício nº 358/2017/PGFN/CAS. **Efeito Jurídico - adequação para compatibilização com a legislação vigente.** **Efeito Econômico - Não há qualquer efeito econômico a ser avaliado.**	§ 3º **O** ~~mandato~~ **prazo de atuação** dos membros do Conselho Fiscal será de 02 (dois) anos, permitidas, no máximo, 02 (duas) reconduções consecutivas.
Sem correlação	**§ 4º No prazo previsto no parágrafo anterior, serão considerados os**	Inclusão de dispositivo em atendimento ao art.	De acordo com a proposta da empresa

períodos anteriores de atuação ocorridos há menos de 02 (dois) anos.	24, §2º do Decreto nº 8.945. **Efeito Jurídico - adequação para compatibilização com a legislação vigente.** **Efeito Econômico - Não há qualquer efeito econômico a ser avaliado.**	
Sem correlação	§ 5º **Atingido o limite a que se refere o parágrafo acima, o retorno do membro do Conselho Fiscal só poderá ser efetuado após decorrido prazo equivalente a um prazo de atuação.**	Inclusão de dispositivo em atendimento ao art. 24, §4º do Decreto nº 8.945 e Ofício nº 358/2017/PGFN/CAS. **Efeito Jurídico - adequação para compatibilização com a legislação vigente.** **Efeito Econômico - Não há qualquer efeito econômico a ser avaliado.**	De acordo com a proposta da empresa
§ 4º Os membros do Conselho Fiscal e seus suplentes exercerão seus cargos até a primeira Assembleia Geral Ordinária que se realizar após a sua eleição, podendo ser reeleitos.		Exclusão de dispositivo segundo as diretrizes da Eletrobras. **Efeito Jurídico – a exclusão deste dispositivo não gera efeitos jurídicos relevantes, pois se trata de reprodução literal do disposto no art. 161, § 5° da Lei nº 6.404/76.** **Efeito Econômico - Não há qualquer efeito econômico a ser avaliado.**	De acordo com a proposta de exclusão
§ 5º Os membros do Conselho Fiscal deverão exercer suas funções, que são indelegáveis, no exclusivo interesse da companhia,	§ 6º Os membros do Conselho Fiscal deverão exercer suas funções, que são indelegáveis, no exclusivo interesse da companhia, considerando-se abusivo o exercício da função com o fim de causar	Renumeração **Efeito Jurídico – alteração sem cunho jurídico.** **Efeito Econômico - Não há qualquer**	De acordo com a proposta da empresa

31. Cabe informar que, de acordo com o entendimento da Consultoria Jurídica do Ministério do Planejamento, expresso no Parecer nº 404/2017/GCG/CGJOE/CONJURMP/CGU/AGU, de 31.03.2017, anexo, a Lei nº 13.303/2016 revogou tacitamente as normas do Decreto-Lei nº 2355/1987.

32. No tocante à gratificação natalina, como já informado pelo Ofício-Circular nº 61, de 09.02.2017, o Tribunal de Contas da União - TCU, em Acórdão de nº 2.600/16, decidiu que a aludida verba não deve ser paga aos dirigentes de empresas estatais, sejam elas dependentes ou não dependentes. Contra o aludido acórdão foi protocolado embargos de declaração com o escopo de se esclarecer o alcance da decisão. Registre-se que o recurso ainda não foi apreciado pelo Tribunal de Contas da União - TCU.

33. Diante desse contexto, esta Secretaria determina que o pagamento da gratificação natalina **não seja efetuado até que o Tribunal de Contas da União decida definitivamente a seu respeito** no bojo do Processo de nº 03000.003329/2016-96. Isto é, o pagamento só poderá ser autorizado se ocorrer **duas condições cumulativas:**

> e) **mudança do entendimento** (vedação ao pagamento de gratificação natalina a dirigentes de estatais) estabelecido no Acórdão nº 2.600; e
>
> f) que esta mudança esteja amparada por **decisão final e transitada em julgado do TCU.**

34. A responsabilidade sobre a regularidade do pagamento de INSS e FGTS é das empresas estatais, por tratar-se de matéria que requer análise jurídica de cada empresa.

35. Por oportuno, considerando-se o regime de caixa, esta Secretaria recomenda que o pagamento e gozo de férias seja realizado de abril/2017 a março/2018, de forma a evitar a manutenção de saldo para o período seguinte.

36. Isso posto, apresenta-se na Tabela V a seguir, os valores aprovados e realizados no período 2016/2017, bem como a proposta da Eletrobras e o aprovado por esta Secretaria para 2017/2018:

Tabela V: Remuneração de Administradores por rubrica – R$

Itens	2016-2017		2017-2018	
	Aprovado	**Realizado**	**Proposta da Empresa**	**Autorizado SEST**
Honorário Fixo	4.218.373,56	4.204.827,56	6.954.947,50	4.218.373,56
Gratificação Natalina*	351.531,13	345.326,10	579.578,96	351.531,13
Gratificação de Férias	117.177,06	175.837,62	193.192,99	117.177,06
Auxílio Alimentação	75.871,32	70.930,08	96.643,87	75.871,32
Auxílio Moradia	86.400,00	57.600,00	151.200,00	151.200,00
Plano de Saúde	127.076,88	74.302,65	168.783,72	168.783,72
Seguro de Vida	74.759,72	26.675,24	33.727,80	33.727,80
Seguro Funeral	236,04	-	-	-
Previdência Complementar	667.985,64	460.010,25	958.381,48	667.985,64
Auxílio Transferência	703.062,26	-	1.159.157,92	703.062,26
Quarentena		613.309,68	3.477.473,75	2.109.186,78
RVA**	-	-	869.368,44	527.296,70
Garantia de Irredutibilidade	248.158,92	521.218,69	59.829,07	248.158,92
INSS	987.048,00	1.166.534,92	1.573.482,73	987.048,00
FGTS	394.819,32	451.136,59	717.966,98	394.819,32
I - TOTAL DA DIRETORIA	**8.052.499,85**	**8.167.709,38**	**16.993.735,20**	**10.794.222,21**
Honorário CA	652.843,20	572.144,50	2.690.902,31	602.624,79
INSS CA	130.568,40	100.936,69	538.180,46	120.524,40
II - TOTAL DO CONSELHO DE ADMINISTRAÇÃO	**783.411,60**	**673.081,19**	**3.229.082,77**	**723.149,19**
III - TOTAL GERAL DOS ADMINISTRADORES (I+II)	**8.835.911,45**	**8.840.790,57**	**20.222.817,96**	**11.477.371,40**

* Este pagamento fica condicionado ao posicionamento final e transitado em julgado do TCU sobre a possibilidade de percepção de gratificação natalina por dirigentes de empresas estatais.
** Ressalta-se que o Programa de RVA 2017 da Eletrobras ainda não foi aprovado por esta Secretaria.

37. Dessa forma, esta Secretaria, no âmbito de suas atribuições, manifesta-se pela fixação da remuneração dos administradores da Eletrobras nos seguintes termos:

> g) fixar em até R$ 11.477.371,40 a remuneração global a ser paga aos administradores dessa empresa, no período compreendido entre abril deste ano e março do ano seguinte;
>
> h) recomendar a observância dos limites individuais definidos pelo SEST, ressaltada a sua competência para fixar esses limites para o período de doze meses, por rubrica e por cargo, com manifestação conforme tabela anexa, atendo-se ao limite global definido na alínea "a";
>
> i) delegar ao Conselho de Administração a competência para autorizar o pagamento efetivo mensal da remuneração, observado o limite global e individual previstos nas alíneas "a" e "b", respectivamente;
>
> **j) vedar o pagamento de gratificação natalina, salvo se houver manifestação favorável final e transitada em julgado proveniente do TCU no Processo de nº 03000.003329/2016-96;**
>
> **k) vedar a utilização do Decreto-Lei 2.355, de 1987, conforme o Parecer nº 00404/2017GCG/CGJOE/CONJUR-MP/CGU/AGU, de 31.03.2017;**
>
> l) fixar os honorários mensais dos membros do Conselho de Administração e dos titulares do Conselho Fiscal em um décimo da remuneração média mensal dos membros da Diretoria Executiva, excluídos os valores relativos a adicional de férias e benefícios;
>
> m) vedar expressamente o repasse de quaisquer benefícios que, eventualmente, vierem a ser concedidos aos empregados da empresa, por ocasião da formalização do Acordo Coletivo de Trabalho - ACT na sua respectiva data-base;
>
> n) vedar o pagamento de qualquer item de remuneração não deliberado nesta assembleia para os administradores, inclusive benefícios de qualquer natureza e verbas de representação, nos termos Lei nº 6.404/76, art. 152;
>
> o) condicionar o pagamento da Remuneração Variável Anual – RVA dos diretores à rigorosa observância dos termos e condições constantes de Programa de Metas Corporativas aprovado previamente pelo SEST para essa Empresa; e

AEEL
Associação dos Empregados da Eletrobrás

DECLARAÇÃO DE VOTO

O Sindicato dos Trabalhadores nas Empresas de Energia do Rio de Janeiro e Região – SINTERGIA, enviou em 07/01/2016 o Oficio nº 006/2016 à Eletrobras, indicando seus representantes para compor comissão eleitoral responsável para conduzir o processo eleitoral para a eleição do representante dos empregados para o Conselho de Administração da Eletrobras - CAE, em cumprimento ao disposto na Lei 12.353, de 28 de dezembro de 2010.

O processo eleitoral de 2016, por conta de demanda judicial promovida por uma das chapas inscritas, foi sustado e não conseguiu atingir o objetivo – realizar a eleição dos representantes dos empregados para o CAE. Diante disso, a Direção da Eletrobras decidiu por comunicar ao sócio controlador a indicação do Sr. Carlos Eduardo Rodrigues Pereira, que naquele momento ocupava a vaga de conselheiro representante dos empregados, eleito como suplente no processo de 2015, e havia inscrito chapa para disputar o pleito eleitoral de 2016.

Em abril de 2016, a Assembleia de Acionistas ratificou a indicação formulada pela Direção da Eletrobras e designou o Sr. Carlos Eduardo Rodrigues Pereira para ocupar a vaga de conselheiro, cujo mandato encerra-se no dia 31 de abril de 2017.

Em 26/09/2016, o Agravo de Instrumento nº 0048853-79.2016.8.19.0000 foi julgado pela 3ª Câmara Cível do Tribunal de Justiça do Estado do Rio de Janeiro – TJRJ, sob a relatoria da Desembargadora Renata Machado Cotta, e teve a seguinte decisão:

> Diante de todo o exposto, defiro parcialmente o efeito suspensivo postulado, determinando desde já que <u>seja obstada a convocação da chapa eleita, ou, caso já nomeada, que seja obstada a prática de atos de gestão por tais representantes e/ou pela Comissão Eleitoral, até ulterior análise</u>.
>
> Oficie-se ao Juízo *a quo* <u>COM URGÊNCIA</u> informando sobre o deferimento parcial do efeito suspensivo, solicitando sejam prestadas as devidas informações, bem como se foi cumprido o disposto no art. 1.018, do CPC.

A Eletrobras, por meio de sua Diretoria Jurídica e de Gestão Corporativa – DJ, recebeu a decisão proferida pela 3ª Câmara Cível e decidiu por impetrar, juntamente com o Senhor Carlos Eduardo Rodrigues Pereira, embargos infringentes junto ao Tribunal de Justiça do Rio de Janeiro - TJRJ. Com isso, o processo eleitoral anual (2017), cuja realização independe do resultado da disputa judicial referente ao pleito de 2016, deixou de ser providenciado pela Diretoria da Eletrobras, como determina o artigo 17 do Estatuto Social da Companhia.

Diante do acima exposto, a Associação dos Empregados da Eletrobras – AEEL em proteção ao direito dos empregados de eleger pelo voto seu representante para o CAE <u>vem comunicar ao sócio</u>

4

Associação dos Empregados da Eletrobrás

DECLARAÇÃO DE VOTO

controlador, nos termos do artigo 116 da Lei 6.404/76, que a Diretoria da Eletrobras deixou de cumprir o item IX do artigo 34 do Estatuto Social da Companhia, inexistindo, portanto, empregado eleito a ser designado para ocupar a vaga dos empregados no CAE, no período de maio/2017 a abril/2018.

Assim sendo, a AEEL, em defesa dos interesses da Companhia e dos trabalhadores e trabalhadoras, **REJEITA** a designação de representante para o CAE, que não tenha sido devidamente eleito pelos empregados em 2017.

Rio de Janeiro, 28 de abril de 2017.

Nome do Acionista: **ASSOCIAÇÃO DOS EMPREGADOS DA ELETROBRAS – AEEL**

CNPJ nº 28.015.840/0001-47

E-mail : aeel@aeel.org.br

Representante Legal:

Assinatura: Fabíola Latino Antezana

Nome: Fabíola Latino Antezana

CPF: 001.637.201-85

C.C.: CVM

5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.